VIA EDGAR

October 24, 2019

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

Re:         Massachusetts Mutual Life Insurance Company (“Depositor”) and its

Massachusetts Mutual Variable Life Separate Account I (“Registrant”)

Post-Effective Amendment No. 27 to Registration Statement on Form N-6

Prospectus Title: Strategic Group Variable Universal Life® (“GVUL”)

File Nos. 333-22557, 811-08075

Dear Mr. Cowan:

I am in receipt of the Staff’s comments dated October 8, 2019 regarding the above-referenced filing.

Please note that the page numbers referenced below correspond to the page of the PDF of the 485(a) filing with the Staff’s comments included.

I have also included a revised version of the supplement for your review and approval.

My responses to the Staff’s comments are as follows:

Parts A and B

General (page 2)

1.	Was this supplement intended to be incorporated by reference?

Response to Comment No. 1: The supplement referenced in Parts A and B of the filing is included on the following page of the filing. It is not incorporated by reference.

Supplement

General (page 3)

2.	We reviewed another prospectus supplement for MassMutual last month in which we told you to only include the changes effective on or after December 31, 2019 in the supplement. Please follow that same format.

Response to Comment No. 2: We have revised the supplement to follow the same format as the supplement we filed for our Variable Universal Life III policy on October 11, 2019, which includes only the changes for policies issued after December 31, 2019.

Fee Tables (pages 3-5)

3.	Show only changes for policies issued after December 31, 2019. Because there are no changes that affect existing policy owners there is no need to show fee table for existing policies.

Response to Comment No. 3: We have revised the supplement to show only changes for policies issued after December 31, 2019 throughout the supplement.

4.	Are there any change to these rates for policies issued after December 31, 2019?

Response to Comment No. 4: For policies issued after December 31, 2019, there are no changes to any of the rates for the charges listed under the “For policies issued on, before, or after December 31, 2008” section in the original version of the supplement.

Part C

Item 33 (page 26)

5.	Use the correct name of policy in the Representation Under Section 26(f)(2)(A) of the Investment Company Act of 1940.

Response to Comment No. 5: We have revised our Representation Under Section 26(f)(2)(A) of the Investment Company Act of 1940 to include the name of the policy.

I appreciate your attention to this filing. Please contact me if you have any questions regarding this filing or if there is anything that I can do to facilitate your review of this filing. I may be reached at (413) 744-6240 or gmurtagh@massmutual.com.

Sincerely,

/s/ Gary F. Murtagh
Gary F. Murtagh
Head of MMUS Product & Operations Law
for Massachusetts Mutual Life Insurance Company

Supplement effective November 8, 2019
to the Prospectus dated May 1, 2019, as supplemented, and
to the Statement of Additional Information dated May 1, 2019 for:

Strategic Group Variable Universal Life

issued by Massachusetts Mutual Life Insurance Company

THIS SUPPLEMENT MUST BE READ IN CONJUNCTION WITH YOUR PROSPECTUS. PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE.

This supplement amends certain information included in the above-referenced prospectus, as supplemented (“Prospectus”), and Statement of Additional Information.

For policies issued after December 31, 2019, the maximum insurance charge rates will be based on the 2017 Commissioners’ Standard Ordinary (80) Ultimate, Smoker-Distinct, Age Last Birthday Mortality Table (the “2017 CSO”).

Unless otherwise noted below, the information in the Prospectus and Statement of Additional Information remains unchanged. The terms used herein have the same meaning as those used in the Prospectus and Statement of Additional Information.

The Prospectus is amended as set forth below only for policies issued after December 31, 2019:

Fee Tables

Periodic Charges Other than Fund Operating Expenses

For policies issued after December 31, 2019

Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance Charge [1,2]	Monthly, on the policy’s monthly calculation date	Maximum Rate per $1,000 of Insurance Risk: • $59.52	Current Range of Rates per $1,000 of Insurance Risk: • $0.09– $59.52
Cost of Insurance Charge for a 45 year old non-smoker in the standard risk classification, with death benefit option 1 [3]	Monthly, on the policy’s monthly calculation date	Maximum Rate per $1,000 of Insurance Risk • $0.29	Current Rate per $1,000 of Insurance Risk • $0.12
Administrative Charge	Monthly, on the policy’s monthly calculation date	Maximum: • $9 per policy

Current:

(i) Policies issued as part of an employer sponsored mandatory (basic) insurance program:

• Fewer than 1,000 policies in a case, $5.25 per policy [4]

• 1,000+ policies in a case, $0.00 per policy [5]

(ii) All other policies, $5.25 per policy

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Charge	When Charge is Deducted	Amount Deducted
Mortality & Expense Risk Charge	Daily (at the effective annual rate)	Maximum Annual Rate: • 1.00% of the policy’s average daily net assets in the Separate Account divisions	Current Annual Rate: • 0.75% of the policy’s average daily net assets in the Separate Account divisions
Loan Interest Rate Expense Charge [6]	Reduces the interest we credit on the loaned value. We credit loan interest daily	Maximum: • 1.25%	Current: • 0.75%

All of the monthly charges listed in the table above are deducted from the Guaranteed Principal Account. If the value in the Guaranteed Principal Account is less than the charges, the deficiency will be deducted proportionately from the then current account values in the Separate Account divisions. The mortality and expense charge is deducted from the assets of the Separate Account only.

1	The cost of insurance charge rates may vary by a number of factors, including but not limited to, the insured’s issue age, risk classification, selected face amount, policy duration and group rating. This rate may not be representative of the charge that a particular policy owner will pay. If you would like information on the cost of insurance charge rates for your particular situation, you can request a personalized illustration from your registered representative or by calling our Administrative Office at 1-800-548-0073.

2	The maximum cost of insurance rates are based on the 2017 Commissioners’ Standard Ordinary (2017 CSO) Table. The cost of insurance charge rates reflected in this table are for standard risks.

3	The rates shown for “representative insured” are first year rates for supplemental coverage only. Rates for mandatory coverage for the 1st year are $0.11 (Current Amount Deducted) and $0.21 (Maximum Amount Deducted). The rates will increase as the insured ages. For groups issued on and after November 1, 2005, eligibility to maintain these “Current Amount Deducted” rates is contingent upon the group’s meeting our established criteria for this rate class. We reevaluate eligibility for the rate class at five-year intervals from the anniversary of the effective date of the employer’s participation in the group contract.

4	For employer sponsored mandatory (basic) insurance programs, cases issued with fewer than 1,000 policies will be reviewed annually on the anniversary of the effective date of the employer’s participation in the group contract. If on such date the number of policies in the case exceeds 1,000, we will eliminate the monthly Administrative Charge for the policies in that case. Such reduction will take effect within 60 days of the date of the annual review.

5	If you become disassociated from your employer or your employer no longer sponsors the insurance program, the current monthly Administrative Charge for your policy will be $5.25.

6	We charge interest on policy loans, but we also credit interest on the cash value we hold as collateral on policy loans. The loan interest rate expense charge represents the difference (cost) between the loan interest rate we charge and the interest credited on loaned amounts.

Charges and Deductions

•	The fourth paragraph under Cost of Insurance Charge in the Monthly Charges Against the Account Value sub-section of the Charges and Deductions section adds the following:

For policies issued after December 31, 2019

The guaranteed maximum cost of insurance charge rates associated with your policy are shown in the policy’s schedule pages. They are calculated using the 2017 Commissioners’ Standard Ordinary Mortality Table and age of the insured based on his/her last birthday.

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STATEMENT OF ADDITIONAL INFORMATION

The Statement of Additional Information is amended to reflect that policies issued after December 31, 2019 will use the 2017 CSO.

If you have questions about this supplement, or other product questions, you may contact your registered representative, call our Customer Service Center at (800) 548-0073 (Monday through Friday, 8 a.m. - 5 p.m. Eastern Time), or visit us online at www.MassMutual.com/contact-us.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

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